Ex 99.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

DGSE COMPANIES, INC.

ARTICLE I

NAME

The Name of this corporation is Envela Corporation, (the “Corporation”)

ARTICLE II

PURPOSES AND POWERS

The purpose for which the Corporation is organized is to engage in any lawful activity except banking and insurance operations.

ARTICLE III

CAPITAL STOCK

3.1. Authorized Capital Stock. The amount of the total authorized capital of the Corporation shall consist of sixty million (60,000,000) shares of Common Stock with a par value of $.01 per share and five million (5,000,000) shares of Preferred Stock with par value of $.01 per share.

3.2. Preferred Stock. The Preferred Stock may be issued by the Corporation from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock, and of each series thereof, shall be such as are fixed by the Board of Directors, authority so to do being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock (hereinafter called “Directors’ Resolution”).

3.3. Common Stock. Except as otherwise required by law, the Articles of Incorporation or as otherwise provided in any Board of Directors’ Resolution, all shares of Common Stock shall be identical and the holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

3.4. Relative Ranking of Common Stock. The Common Stock is junior to the Preferred Stock and is subject to all the powers, rights, privileges, preferences and priorities of the Preferred Stock as herein set forth and as may be stated in any Board of Directors’ Resolution or Resolutions.

3.5. Assessment of Shares. The capital stock of the Corporation, after the amount of the consideration for the issuance of shares, as determined by the Board of Directors, has been paid, is not subject to assessment to pay the debts of the Corporation, and no stock issued as fully paid up may ever be assessed, and the Articles of Incorporation cannot be amended in this respect.

3.6. Preemptive Rights. No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and a stockholder.

ARTICLE IV

DIRECTORS’ AND OFFICERS’ LIABILITY

Without limiting the limitation of liability of directors and officers provided by NRS 78.138(7), as amended, a director or officer of the Corporation shall not be individually liable to the Corporation or its stockholders or creditors for any damages as a result of any act or failure to act in the person’s capacity as a director or officer unless it is proven that: (1) the act or failure to act constituted a breach of the person’s fiduciary duties as a director or officer and (2) the breach of those duties involved intentional misconduct, fraud or knowing violation of law.

ARTICLE V

INDEMNITY

To the fullest extent permitted under the laws of the State of Nevada, every person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (in each instance, an “Indemnified Person”), shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnified Person in connection therewith.

Such right of indemnification shall be a contract right which may be enforced in any manner desired by the Indemnified Person. The expenses of the Indemnified Person incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action suit or proceeding, upon receipt of an undertaking by or on behalf of the Indemnified Person to repay the amount if it is ultimately determined by a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such the Indemnified Person may have or hereafter acquire, and, without limiting the generality of such statement, the Indemnified Person shall be entitled to his rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as the Indemnified Person’s rights under this Article.

Without limiting the application of the foregoing, the Board of Directors may adopt Bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted under the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any Indemnified Person against any liability asserted against the Indemnified Person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such Indemnified Person. The indemnification provided in this Article shall continue as to an Indemnified Person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors and administrators of such Indemnified Person.

ARTICLE VI

AMENDMENTS

Except as otherwise provided herein, the Board of Directors is authorized to amend, alter, restate, change, rescind or repeal any provision contained in these Amended and Restated Articles of Incorporation or the Corporation’s bylaws, in the manner now or hereafter prescribed by statute or by these Amended and Restated Articles of Incorporation or said bylaws.

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